Brightstar Corp.
                              2010 N.W. 84th Avenue
                                 Miami, FL 33122

                                                                 October 6, 2004

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  David Ritenour
            Mary Beth Breslin

      Re:   Brightstar Corp.
            Form S-1 (Registration No. 333-118036)
            Form RW-Application for Withdrawal

Ladies and Gentlemen:

      Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Securities Act"), Brightstar Corp., a Delaware corporation (the "Registrant"), hereby applies to withdraw its Registration Statement on Form S-1 (Registration No. 333-118036), together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on August 9, 2004 and was amended on September 20, 2004.

      The Registrant is requesting the withdrawal of the Registration Statement due to current market conditions and certain other factors. None of the Registrant's securities were sold pursuant to the Registration Statement.

      Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as reasonably possible.

      Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (305) 513-8676 and via mail at 2010 N.W. 84th Avenue, Miami, FL 33122 and to Stephen R. Connoni, Esq. of Kirkpatrick & Lockhart LLP via facsimile at (212) 536-3901 and via mail at Kirkpatrick & Lockhart LLP, 599 Lexington Avenue, New York, New York 10022.

      If you have questions regarding the foregoing application for withdrawal, please call me at (305) 921-1201 or Stephen R. Connoni, Esq. at Kirkpatrick & Lockhart LLP, outside counsel to the Registrant, at (212) 536-4040. Thank you for your assistance.

                                          Sincerely,

                                          BRIGHTSTAR CORP.

                                          By:  /s/ R. Marcelo Claure
                                               --------------------------
                                          Name:  R. Marcelo Claure
                                          Title: President and Chief
                                                 Executive Officer